                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO.4)*

                              WASTE HOLDINGS, INC.
 -------------------------------------------------------------------------------
                                (Name of Issuer)



                                  COMMON STOCK
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                   941057 10 1
 -------------------------------------------------------------------------------
                                 (CUSIP Number)


         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [ ]      Rule 13d-1(b)
         [ ]      Rule 13d-1(c)
         [X]      Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
1.       Name of Reporting Person
         I.R.S. Identification No. of Above Person (entities only)

         Jim W.Perry

--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group
           (See Instructions)
                                                                       (a) ____
          Not Applicable                                               (b) ____
--------------------------------------------------------------------------------
3.       SEC Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization

         United States

--------------------------------------------------------------------------------

                                    5.      Sole Voting Power

         Number of                          1,551,308
         Shares                     --------------------------------------------
         Beneficially               6.      Shared Voting Power
         Owned By
         Each                               2,800
         Reporting                  --------------------------------------------
         Person                     7.      Sole Dispositive Power
         With
                                            1,551,308

                                    --------------------------------------------
                                    8.      Shared Dispositive Power

                                            2,800

                                    --------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each
           Reporting Person

         1,554,108

--------------------------------------------------------------------------------

10.      Check if the Aggregate Amount in Row (9) Excludes
           Certain Shares (See Instructions)

          Not Applicable

--------------------------------------------------------------------------------


11.      Percent of Class Represented by Amount in Row (9)

         11.7%

--------------------------------------------------------------------------------
12.      Type of Reporting Person (See Instructions)

         IN

--------------------------------------------------------------------------------

Item 1(a)         Name of Issuer

                  Waste Holdings, Inc.

Item 1(b)         Address of Issuer's Principal Executive Offices

                  3301 Benson Drive, Suite 601, Raleigh, NC  27609

Item 2(a)         Name of Person Filing

                  Jim W. Perry

Item 2(b)         Address of Principal Business Office, or, if None, Residence

                  3301 Benson Drive, Suite 601, Raleigh, NC  27609

Item 2(c)         Citizenship

                  United States

Item 2(d)         Title of Class of Securities

                  Common Stock

Item 2(e)         CUSIP Number

                  941057 10 1

Item 3.           Filing Pursuant to Rules 13d-1(b) or 13d-2(b)

                  Not Applicable

Item 4.           Ownership

                  (a) As of December 31, 2001, Mr. Perry beneficially owned an aggregate of 1,554,108 shares of Issuer's common stock which includes (i) 1,541,255 shares of the Issuer's outstanding common stock owned directly,
                           (ii) options to purchase 10,053 of the Issuer's common stock that were exercisable within 60 days of December 31, 2001 and (iii) 2,800 shares of Issuer's common stock held by his daughters who reside in his household.

                  (b)      Percent of Class:

                           11.7%

                  (c)      See Rows (5)-(8) on page 2.

Item 5.           Ownership of Five Percent or Less of a Class

                           Not Applicable

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person

                           Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                           Not Applicable

Item 8.           Identification and Classification of Members of the Group

                           Not Applicable

Item 9.           Notice of Dissolution of Group

                           Not Applicable

Item 10.          Certification

                           Not Applicable

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2002
--------------------------------------------
Date

/s/  Jim W. Perry

--------------------------------------------
Jim W. Perry